Exhibit 99.96

WONDERFI TECHNOLOGIES INC.

(formerly, Austpro Energy Corporation)

(“WonderFi” or the “Company”)

STATEMENT OF EXECUTIVE COMPENSATION FOR THE PERIOD ENDED SEPTEMBER 30, 2021

FEBRUARY 22, 2022

Table of Contents

BACKGROUND	3
General	3
Named Executive Officers	3
COMPENSATION DISCUSSION AND ANALYSIS	4
Compensation Discussion and Analysis	4
Anti-Hedging Policy	6
Share Based and Option-based Awards	6
Compensation Governance	6
Use of Independent Compensation Consultants	7
SUMMARY COMPENSATION TABLES	7
Named Executive Officer Compensation	7
Outstanding Share-Based Awards and Option-Based Awards	8
Incentive Plan Awards – Value Vested or Earned During the Financial Year Ended September 30, 2021	9
Pension Plan Benefits	10
Termination and Change of Control Benefits	10
Estimated Incremental Payments	12
Director Compensation	13
Other Compensation	13

BACKGROUND

The following information regarding executive compensation is presented in accordance with National Instrument Form 51-102F6 – Statement of Executive Compensation (the “Form F6”) and sets forth compensation for each of the named executive officers and directors of the Company.

General

For the purpose of this Statement of Executive Compensation:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Named Executive Officer” or “NEO” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form F6, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year

Named Executive Officers

As of the date of this Statement of Executive Compensation, the Company has the following Named Executive Officers (collectively, the “Named Executive Officers” or “NEOs”):

•	Ben Samaroo, Chief Executive Officer

•	Steven Krause, Chief Financial Officer

•	Dean Sutton, Chief Strategy Officer

•	Cong Ly, Chief Technology Officer

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of the below compensation discussion and analysis is to provide information about the Company’s philosophy, objectives and processes regarding compensation paid, made payable, awarded, granted, gave or otherwise provided to each NEO and director for the year ended September 30, 2021.

Compensation Discussion and Analysis

Objectives of the Compensation Program or Strategy

The Company’s compensation program is designed to attract and retain qualified and experienced executives who will contribute to, and be invested in the success of, the Company.

What the Compensation Program is Designed to Reward

The Company’s compensation program is designed to ensure a competitive compensation package and a strong link between corporate performance and compensation so that senior executive officers are motivated through the program to act in the best interest of the Company and to enhance long-term shareholder value.

Each Element of Compensation and Why the Company Chooses to Pay Each Element

The compensation of the Named Executive Officers includes three major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long term equity incentives, consisting of restricted share units (“RSUs”) performance share units (“PSUs”), deferred share unit (“DSUs”) and/or stock options (“Options”) under the Company’s equity incentive plan (the “Equity Incentive Plan”).

The following table provides a broad overview of the elements of the Company’s compensation program as at the year ended September 30, 2021.

Element	Award Type	Objective	Key Features
Base Salaries	Salary	To provide a basic level of reward based on responsibilities and experience	Non-discretionary fixed regular cash payments based upon the performance of day-to-day executive level responsibilities
Cash Bonuses	Annual non-equity incentive plans	To motivate each Named Executive Officer in achieving key corporate objective and individual performance	Cash payments based upon the achievement of corporate objectives and individual performance, subject to final approval by the Board
Equity Incentives	Equity Incentives	To reward long-term performance by providing NEOs with the opportunity, through grants of equity incentives, to acquire an interest in the Company and benefit from the Company’s growth	Awards of equity including Options, RSUs, PSUs, and DSUs (each, an “Award”)

How the Company Determines the Amount for Each Element

The Company’s Governance and Compensation Committee (the “Committee”) administers its compensation program and makes recommendations to WonderFi’s Board of Directors (the “Board”). In making compensation recommendations to the Board, the Committee generally considers: (i) the duties of each individual, his or her past service and continuing responsibilities; (ii) the position or job description of individuals, their short and long-term objectives, goals and performance measurement indicators; (iii) the Company’s performance and shareholder returns; and (iv) the form and amount of compensation awarded by comparable companies and competitors.

Base Salaries

Base compensation for the Named Executive Officers is set annually, having regard to market conditions, the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to subjective factors such as leadership, commitment and attitude are also considered. The Committee also considers publicly available information regarding the compensation levels of executives of early stage technology companies. The Company’s goal is to pay base salaries to its officers that are competitive when compared to those holding similar positions in companies of comparable stage of development within the crypto and blockchain industries, in order to attract and retain executive talent in the market in which the Company competes for talent.

Equity Incentives

The Committee does not employ a prescribed methodology when determining recommendations for the grant or allocation of Awards to NEOs. However, recommendations for Awards consider the general factors listed above in “Base Salaries”, the aggregate maximum number of equity incentives available for issuance under the Equity Incentive Plan, as well as such as Awards made in previous years and the number of Awards outstanding per individual.

Cash Bonuses

Cash bonuses awarded at the recommendation of the Committee are intended to be generally competitive with the market, while rewarding NEOs for meeting performance goals. The Committee considers not only the Company’s performance during the year with respect to the qualitative and quantitative goals, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

How Each Element of Compensation and the Company’s Decisions About That Element Fit into the Company’s Overall Compensation Objectives and Affect Decisions About Other Elements

The Company’s approach to executive compensation is built on the principle of total rewards which considers base salaries, equity incentives and discretionary cash bonuses. Each component is intended to align with the Company’s compensation philosophy and objectives, and demonstrate clear alignment between compensation and the Company’s business strategy.

Benchmarks

The Company has not currently identified specific performance goals or benchmarks related to executive compensation, but does, from time to time, review compensation practices of companies of similar size and stage of development to ensure the compensation paid is competitive within the Company’s industry.

Compensation Based Risk

WonderFi has not formally considered the implications of the risks associated with the Company’s compensation policies or practices. However, when setting compensation levels, the Board seeks to alleviate risk by having a balance of short-term and long-term compensation. For example, options typically do not vest immediately, which allows for continued appreciation over the term of the options. As a part of reviewing compensation levels, the Board and Committee seek an appropriate balance of base salary, variable pay opportunities based on the achievement of individual and corporate performance objectives, options grants and RSU grants to balance the short-term and long- term interests of the Company by tying compensation to the achievement of the business objectives of the Company, while also ensuring that the executive and certain other employees of the Company have sufficient equity exposure to align their interests with the interests of its shareholders.

The Company believes that its compensation policies reflect an appropriate mixture of guaranteed compensation, incentive-based compensation through short-term and long-term incentive plans, and risk mitigation. The Company currently believes that its compensation policies and practices will not lead to inappropriate or excessive risk taking on the part of its executive officers or other employees of the Company.

Anti-Hedging Policy

NEOs are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Share Based and Option-based Awards

Under the Equity Incentive Plan, the Company can grant Awards amongst its various organizational levels including employees, directors, officers, and consultants. All Awards are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions provided in the Equity Incentive Plan and any grant.

The Committee does not employ a prescribed methodology when determining recommendations for the grant or allocation of Awards NEOs. In making recommendations for Awards, the Committee considers the general factors listed above, the aggregate maximum number of equity incentives available for issuance under the Equity Incentive Plan, as well as Awards made in previous years and the number of Awards outstanding per individual.

WonderFi believes that granting Awards encourages the maximization of shareholder value by aligning the interests of management with those of WonderFi’s shareholders. (For further information, see “Compensation Discussion and Analysis – Share Based and Option-based Awards”).

Compensation Governance

The Company’s executive compensation program is administered by the Committee, consisting of three directors, being Dean Sutton, Bill Koutsouras and Stephanie Li, of which Bill Koutsouras and Stephanie Li are independent directors within the meaning of 52-110 - Audit Committees (“NI 52-110”). Dean Sutton, Bill Koutsouras and Stephanie Li possess the necessary experience and education and are familiar with compensation practices in the crypto and blockchain industries, to provide the Board with an understanding of compensation matters relevant to the Company.

•	Ms. Li brings more than 15 years of finance experience to the Committee with a particular specialty in high- growth environments. Stephanie has extensive experience in leadership, strategic planning, financial reporting, budgeting, internal controls, governance and risk management, audit, tax, and capital markets.

•	Mr. Koutsouras brings more than two decades of experience in capital markets, strategic planning, financial reporting, public company governance and reporting.

•	Mr. Sutton is a technology founder, venture builder and investor with a decade of experience in leading technology-centric companies through development, financing and commercialization. He has been an active founder, executive and participant in fintech, blockchain and crypto assets since 2015.

The purposes of the Committee in connection with the executive compensation program are as follows:

(a)	to review and approve corporate goals and objectives relevant to executive officer and director performance and evaluate performance to determine compensation;

(b)	to make recommendations to the Board regarding compensation including incentive and equity- based compensation plans; and

(c)	to review director and executive officer compensation disclosure prior to its public disclosure;

Subject to the powers and duties of the Board, the Committee performs the followings duties:

(a)	Recommending to the Board:

(i)	the amount and form of compensation to award to directors, the chairperson of the Board and the chair of each committee;

(ii)	proposals for the compensation of executive officers and management, including salary, bonus, options, perquisites, retirement allowances and all other forms of proposed compensation;

(iii)	proposals for all incentive and equity-based compensation plans and all proposed grants of securities under such plans, and determine whether security holder approval should be obtained;

(iv)	the approval of agreements relating to employment, consulting and management to be entered into by the Corporation and senior management; and

(v)	employee benefit and retirement plans; and

(b)	with respect to the CEO:

(i)	reviewing and approving goals and objectives relevant to the CEO’s compensation;

(ii)	evaluating the CEO’s performance with respect to those goals and objectives; and

(iii)	determining the CEO’s compensation (in both amount and form).

Use of Independent Compensation Consultants

The Committee has not engaged any independent advisors to review the executive compensation.

SUMMARY COMPENSATION TABLES

Named Executive Officer Compensation

The following table sets forth information with respect to the compensation of each Named Executive Officer of the Company during its most recently completed financial year:

							Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)		Share- Based Awards ($)		Option- Based Awards ($)(9)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Ben Samaroo, CEO and Director (1)	2021	14,903	(2)	Nil	(3)	Nil	Nil	Nil	Nil	Nil	14,903
Dean Sutton, Chief Strategy Officer (“CSO”) and Director (1)	2021	14,903	(4)	Nil	(5)	Nil	Nil	Nil	Nil	Nil	14,903

							Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)		Share- Based Awards ($)		Option- Based Awards ($)(9)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Steven Krause, CFO (1)	2021	4,258		Nil		Nil	Nil	Nil	Nil	Nil	4,258
Cong Ly, CTO (1)	2021	14,903	(6)	Nil	(7)	Nil	Nil	Nil	Nil	Nil	14,903
Scott Ackerman (8)	2021	Nil		Nil		Nil	Nil	Nil	Nil	Nil	Nil
Former,	2020	Nil		Nil		Nil	Nil	Nil	Nil	Nil	Nil
President, CEO, CFO, Corporate Secretary, and Director	2019	Nil		Nil		Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Appointed August 29, 2021, and reflects compensation earned since his appointment.
(2)	This amount was paid to Mr. Samaroo solely for his services as CEO. Mr. Samaroo
(3)	On July 15, 2021, Mr. Samaroo was granted 600,000 RSUs, of which 60,000 RSUs vest every three months starting on July 15, 2021.
(4)	This amount was paid to Mr. Sutton solely for his services as CSO.
(5)	On July 15, 2021, Mr. Sutton was granted 500,000 RSUs, of which 50,000 RSUs vest every three months starting on July 15 ,2021.
(6)	This amount was paid to Mr. Ly solely for his services as Chief Technology Officer (“CTO”).
(7)	On July 15, 2021, Mr. Ly’s was granted 350,000 RSUs, of which, 35,000 RSUs vest every three months starting on July 15 ,2021.
(8)	Appointed September 26, 2018 and resigned August 30, 2021.
(9)	The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value for share based and option- based awards, and relied on the following the key assumptions and estimates for each calculation: (i) risk free interest rate of 1.0%; (ii) expected dividend yield of 0%; and (iii) expected volatility of 100%. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all the option-based and share-based awards outstanding as at September 30, 2021, for each NEO:

		Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
Ben Samaroo, CEO and Director	Nil	N/A	N/A	N/A	600,000(2) RSUs	834,000	Nil

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)		Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
Dean Sutton, CSO and Director (1)	Nil		N/A	N/A	N/A		500,000(3) RSUs	695,000	Nil
Cong Ly, CTO and Director (1)	Nil		N/A	N/A	N/A		350,000 RSUs(4)	486,500	Nil
Steven Krause, CFO (1)	150,000	(5)	1.05	August 5, 2026	51,000	(6)	Nil	N/A	Nil
Scott Ackerman (7) Former, President, CEO, CFO, Corporate Secretary, and Director	Nil		N/A	N/A	N/A		Nil	N/A	Nil

Notes:

(1)	Appointed August 29, 2021.
(2)	Ten percent of the original grant of Mr. Samaroo’s RSUs (i.e., 60,000 RSUs) vest every three months starting on July 15 ,2021.
(3)	Ten percent of the original grant of Mr. Sutton’s RSUs (i.e., 50,000 RSUs) vest every three months starting on July 15 ,2021.
(4)	Ten percent of the original grant of Mr. Ly’s RSUs (i.e., 35,000 RSUs) vest every three months starting on July 15 ,2021.
(5)	These options are exercisable into one Common Share at a price of $1.05 per common share whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.
(6)	Value of unexercised in-the-money options is calculated based on the difference between the market value of the Company’s com-mon shares as at September 30, 2021, and the exercise price of the options. The closing price of the Company’s shares on the NEO on September 30, 2021 was $1.39 per common share.
(7)	Appointed September 26, 2018 and resigned on August 30, 2021.

Incentive Plan Awards – Value Vested or Earned During the Financial Year Ended September 30, 2021

Name	Option-Based Awards - Value Vested During the Year ($)		Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Ben Samaroo, CEO	N/A		N/A	N/A
Dean Sutton, CSO and Director	N/A		N/A	N/A
Steven Krause, CFO	2,917	(1)	N/A	N/A
Scott Ackerman	N/A		N/A	N/A

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Former, President, CEO, CFO, Corporate Secretary, and Director

Notes:

(1)	During the financial year ended September 30, 2021, Mr. Krause had 4,167 options vested with a value of $2,917 as the exercise price of the options was $1.05 and the market price on the date of vesting was $1.75.

Pension Plan Benefits

As at September 30, 2021, the Company did not have a formal pension plan or any other plan that provides payment or benefits at, following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Through WonderFi Digital Inc. (a subsidiary of the WonderFi), the Company’s employment agreements with each of Ben Samaroo (CEO and Director) (the “Samaroo Employment Agreement”), Dean Sutton (Chief Strategy Officer and Director) (the “Sutton Employment Agreement”), Cong Ly (Chief Technology Officer) (the “Ly Employment Agreement”), Steven Krause (Chief Financial Officer) (the “Krause Employment Agreement”, together with the Samaroo Employment Agreement, and the Ly Employment Agreement, the “Employment Agreements”) contain provisions that provide for payments at, following, or in connection with any termination, resignation, retirement, a change or control or the Company, or a change in a NEOs responsibilities.

•	Pursuant to the Samaroo Employment Agreement, dated effective July 29, 2021, Mr. Samaroo is paid an annual base salary of $168,000, in addition to the right to participate in the Equity Incentive Plan for his services as CEO. Mr. Samaroo received a grant of 600,000 RSUs, effective August 30, 2021 whereby 10% vest every three months starting on July 29, 2021, pursuant to the Equity Incentive Plan.

•	Pursuant to the Sutton Employment Agreement, dated effective July 29, 2021, Mr. Sutton is paid an annual base salary of $168,000, in addition to the right to participate in the Equity Incentive Plan for his services as Chief Strategy Officer. Effective as of August 30, 2021, Dean received a grant of 500,000 RSUs, whereby 10% vest every three months starting on July 29, 2021, pursuant to the Equity Incentive Plan.

•	Pursuant to the Ly Employment Agreement, dated effective July 29, 2021, Mr. Ly is paid an annual base salary of $168,000, in addition to the right to participate in the Equity Incentive Plan for his services of Chief Technology Officer. Mr. Ly received a grant of 350,000 RSUs, whereby 10% vest every three months starting on the date of the Employment Agreement, pursuant to the Equity Incentive Plan.

•	Pursuant to the Krause Employment Agreement, dated effective July 1, 2021, Mr. Krause is paid an annual base salary of $48,000, in addition to the right to participate in the Equity Incentive Plan for his services as Chief Financial Officer. On August 5, 2021, Mr. Krause received a grant of 150,000 Options (of which entitle Mr. Krause to receive shares in the Company), whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.

Other than the Employment Agreements, there are no other agreements that contain provisions that provide for payments at following, or in connection with any termination, resignation, retirement, a change of control or the Company, or a change in a NEOs responsibilities.

For the purposes of the Employment Agreements, a “change of control” means the occurrence of any of the following events:

(i)	an acquisition, directly or indirectly, of more than 50% of the issued and outstanding voting securities of the Company (including securities of the Company on which conversion will become voting securities) by any person or group of persons acting in concert;

(ii)	a merger, amalgamation or other business combination of the Company with or into another entity, or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately thereafter are owned by persons who were not security holders of the Company immediately prior to such merger, amalgamation, business combination or reorganization; and

(iii)	the exercise of the voting power of any of all securities of the Company so as to cause or result in the election of a majority of members of the Board who were not previously incumbent.

For the purposes of the Employment Agreements, “good reason” means: (i) a material reduction in the executive officer’s duties, responsibilities or authority; or (ii) a material reduction to the base salary the executive officer was receiving immediately prior to the change of control.

Each of the Employment Agreements may be terminated by the NEO at any time by providing four weeks’ notice. Upon termination for cause or on resignation by the NEO, any option, RSU, PSU, DSU or other award held by the NEO that has not been exercised, surrendered or settled as of the termination date of the participant, as defined and determined in accordance with the Equity Incentive Plan (the “Termination Date”) shall be immediately forfeited and cancelled as of the Termination Date.

In the event that any of the Employment Agreements are terminated without just cause, the Company must provide that NEO with: (a) any accrued wages (including vacation pay and outstanding expense reimbursements, and vacation pay on the minimum statutory notice period required by the British Columbia Employment Standards Act (the “ESA”), and (b) the greater of (i) six months’ written notice, payment in lieu thereof, or a combination of written notice and payment in lieu thereof, plus one additional months’ notice and payment in lieu of such notice for each completed year of service up to a maximum of twelve months’ notice, or (ii) the minimum written notice of termination, payment in lieu of such notice, or a combination of written notice and payment in lieu thereof, required by the ESA. Any payment made by the Company in lieu of notice will be calculated using that NEO’s base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA).

In accordance with the terms of the Equity Incentive Plan, any Award granted to the NEO pursuant to their Employment Agreement are treated as follows upon termination without just cause:

(i)	A portion of any unvested Award shall immediately vest, such portion to be equal to the number of unvested options, RSUs, PSUs, DSUs or other awards held by the NEO as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested options, RSUs, PSUs, DSUs or other awards were originally scheduled to vest. Any vested options may be exercised by the NEO at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the date that is 90 days after the Termination Date.

(ii)	If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option, such award will be settled within 90 days after the Termination Date.

In the event that any of the Employment Agreements are terminated for just cause, that NEO will only be entitled to any accrued unpaid wages and vacation pay calculated in accordance with the requirements of the ESA. Pursuant to the Equity Incentive Plan, any Award held by the NEO that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date.

For one year following any change of control, in the event of termination without just cause, or if the NEO resigns for good reason (in accordance with the procedures outlined in their respective Employment Agreement), that NEO is entitled to receive payment in lieu of notice equal to eighteen months of his or her base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). In order to receive his full entitlement to severance pay upon termination without just cause or resignation for good reason, the NEO must execute a full and final general release in favour of the Company, otherwise he or she will only receive the minimum statutory entitlement pursuant to the ESA.

In accordance with the terms of the Equity Incentive Plan, any Award granted to the NEO pursuant to their Employment Agreement are treated as follows upon a change of control:

(i)	any unvested Awards held by the participant at Termination Date shall immediately vest; and

(ii)	any vested Awards may be exercised, surrendered to WonderFi, or settled by the NEO at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

Pursuant to each of their respective Employment Agreements, upon termination, if requested by the Company, the NEO will immediately resign any directorship or office held in the Company or any parent, subsidiary or affiliated company of Company.

Estimated Incremental Payments

The estimated amounts payable under various termination scenarios are outlined in the table below, which estimates assume: (i) a termination date of September 30, 2021; and (ii) that the relevant Employment Agreement was entered into on August 29, 2021.

Name	Termination by executive	Termination with just cause	Termination without just cause	Change of Control with Termination
Ben Samaroo, CEO and Director	Nil	Nil	$84,000	$252,000
Dean Sutton, CSO and Director	Nil	Nil	$84,000	$252,000
Cong Ly, CTO	Nil	Nil	$84,000	$252,000
Steven Krause, CFO	Nil	Nil	$24,000	$72,000

DIRECTOR COMPENSATION

The following table sets forth all amounts of compensation provided to the directors of the Company (who are not also a NEO) during the financial year ended September, 2021.

Director Name (1)(2)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($) (3)		Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Mark Binns (4)	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Stephanie Li	Nil	Nil	61,740	(5)	Nil	Nil	Nil	61,740
Sean Clark (former director)	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Brent Ackerman (former director)	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Doug McFaul (former director)	Nil	Nil	Nil		Nil	Nil	Nil	Nil

Notes:

(1)	Ben Samaroo, the CEO, Dean Sutton, CSO, are also directors of the Company and receive fees in their capacity as officers during the year ended September 30, 2021. See “Summary Compensation Table-Named Executive Officer Compensation”.
(2)	Mark Binns, Stephanie Li, were appointed as directors on August 30, 2021.
(3)	The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value for share based and option- based awards, and relied on the following the key assumptions and estimates for each calculation: (i) risk free interest rate of 1.0%; (ii) expected dividend yield of 0%; and (iii) expected volatility of 100%. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.
(4)	Mark Binns resigned as a director on January 4, 2022.
(5)	90,000 options were issued to Stephanie Li on August 30, 2021 and which expire on August 30, 2026. Each of these options are exercisable for one common share of the Company at a price of $1.50 per common share.

OTHER COMPENSATION

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which did not amount to $10,000 or greater per individual